FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Application for Deregistration of Certain Registered Investment Companies.

I.          General Identifying Information

1.          Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]       Merger

[  ]        Liquidation

[  ]        Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)

[  ]        Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.         Name of fund:

John Hancock Patriot Global Dividend Fund

3.         Securities and Exchange Commission File No.:

811-06685

4.         Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]       Initial Application          [  ]        Amendment

5.         Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

601 Congress Street
Boston, Massachusetts 02210

6.         Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David Barr	or	Kinga Kapuscinski
601 Congress Street		601 Congress Street
Boston, Massachusetts 02210		Boston, Massachusetts 02210
(617) 663-3241		(617) 663-3872

7.         Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

John Hancock Advisers, LLC	The Bank of New York
601 Congress Street	One Wall Street
Boston, Massachusetts 02210	New York, New York 10286

Mellon Investor Services	Deutsche Bank Trust Company Americas
Newport Office Center VII	280 Park Avenue
480 Washington Boulevard	New York, New York 10017
Jersey City, New Jersey 07310

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.         Classification of fund (check only one):

[X]       Management company;

[  ]        Unit investment trust; or

[  ]        Face-amount certificate company.

9.         Subclassification if the fund is a management company (check only one):

[  ]        Open-end         [X]       Closed-end

10.       State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.       Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

John Hancock Advisers, LLC

601 Congress Street

Boston, Massachusetts 02210

Sub-Adviser:

MFC Global Investment Management (U.S.), LLC

101 Huntington Avenue

Boston, Massachusetts 02199

12.       Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Not applicable.

13.       If the fund is a unit investment trust (“UIT”) provide:

 (a)      Depositor’s name(s) and address(es):

(b)       Manager’s name(s) and address(es):

Not applicable.

14.       Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

[  ]  Yes            [X]  No

If Yes, for each UIT state:

Name:

File No.:

Business Address:

15.       (a)        Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes            [  ] No

If Yes, state the date on which the board vote took place:

December 5, 2006

If No, explain:

(b)        Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes            [  ] No

If Yes, state the date on which the shareholder vote took place:

May 2, 2007

If No, explain:

II.        Distributions to Shareholders

16.       Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes            [  ] No

(a)        If Yes, list the date(s) on which the fund made those distributions:

On June 4, 2007, the fund distributed the common shares of John Hancock Patriot Premium Dividend II (the “Acquiring Fund”) received in connection with the Merger to the fund’s common shareholders.  In addition, also on June 4, 2007, the fund distributed the Dutch Auction Rate Transferable Securities preferred shares of the Acquiring Fund received in connection with the Merger (“DARTS) to holders of the fund’s DARTS.

(b)        Were the distributions made on the basis of net assets?

[X] Yes            [  ] No

(c)        Were the distributions made pro rata based on share ownership?

[X] Yes            [  ] No

(d)        If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)        Liquidations only:

Were any distributions to shareholders made in kind?

[  ] Yes             [  ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:

Has the fund issued senior securities?

[X] Yes            [  ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

As described above, the fund distributed the Acquiring Fund DARTS received in connection with the Merger to shareholders of the fund’s DARTS on the basis of the relative aggregate liquidation preference of the Acquiring Fund DARTS and the fund’s DARTS.

18.       Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes            [  ] No

If No,

(a)        How many shareholders does the fund have as of the date this form is filed?

(b)         Describe the relationship of each remaining shareholder to the fund:

19.       Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes             [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[  ] Yes             [X] No

If Yes,

(a)        Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)        Why has the fund retained the remaining assets?

(c)        Will the remaining assets be invested in securities?

[  ] Yes             [  ] No

21.       Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes             [X] No

If Yes,

(a)        Describe the type and amount of each debt or other liability:

(b)        How does the fund intend to pay these outstanding debts or other liabilities?

IV.       Information About Event(s) Leading to Request for Deregistration

22.       (a)        List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:		$68,846
(ii)	Accounting expenses:		5,575
(iii)	Other expenses (list and identify separately):
	Printing/Postage	$42,263
	Transfer Agent	21,926
	Total other expenses		64,189
(iv)	Total expenses (sum of lines (i)-(iii) above):		$138,610

(b)        How were those expenses allocated?

In accordance with the Agreement and Plan of Reorganization between the fund and John Hancock Patriot Premium Dividend Fund II (the “Acquiring Fund”) dated as of May 31, 2007, those expenses were borne by the common shareholders of the fund and the Acquiring Fund, in proportion to their projected annual expense savings as a result of the Merger.  John Hancock Advisers, LLC, the adviser to the Acquiring Fund and the fund (the “Adviser”), has borne the balance of those expenses.

(c)        Who paid those expenses?

In accordance with the arrangement described in Item 22(b) above, the fund paid $138,610 of the expenses associated with the merger.  In addition, the Acquiring Fund paid $35,971, and the Adviser paid $19,161 of other additional expenses associated with the merger.

(d)        How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.       Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes             [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.        Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

[  ] Yes             [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.       Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes             [X] No

If Yes, describe the nature and extent of those activities:

VI.       Mergers Only

26.       (a)        State the name of the fund surviving the Merger:

John Hancock Patriot Premium Dividend Fund II

(b)        State the Investment Company Act file number of the fund surviving the Merger:

811-05908

(c)        If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

A form of the Agreement and Plan of Reorganization relating to the merger was included as part of the Acquiring Fund’s registration statement on Form N-14, file no. 333-139837, filed electronically with the Commission on March 8, 2007 (accession no. 0001010521-07-000237).

(d)        If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that: (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of John Hancock Patriot Global Dividend Fund (the “Fund”); (ii) he is the Assistant Secretary of the Fund; and (iii) all actions by shareholders, Trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

April 26, 2010                                      /s/ David Barr
David Barr
Assistant Secretary